Social Reality, Inc.

456 Seaton Street

Los Angeles, CA  90013

telephone (323) 283-8505

June 1, 2017

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Social Reality, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-218131

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Monday, June 5, 2017 at 4:30 p.m., Eastern time, or as soon thereafter as is practicable.

The undersigned acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Joseph P. Hannan
Joseph P. Hannan,
Chief Financial Officer